To the Board of Directors of Paramount Energy Operating Company,

as Administrator of Paramount Energy Trust

On March 6, 2007, we reported on the consolidated balance sheets of Paramount Energy Trust as at December 31, 2006 and 2005, and the consolidated statements of earnings and deficit and cash flows for each of the years in the three-year period ended December 31, 2006 which are included in the Annual Report on Form 40-F.

In connection with our audits of the afore-mentioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States GAAP” included in the Form 40-F. This supplemental note is the responsibility of the Trust’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 7, 2007

To the Board of Directors of Paramount Energy Operating Company,

as Administrator of Paramount Energy Trust

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the Trust’s internal control over financial reporting. Our report to the unitholders dated March 6, 2007 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the effectiveness of the Trust’s internal control over financial reporting in the financial statement auditors’ report.

Signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 7, 2007

RECONCILIATION OF FINANCIAL STATEMENTS TO ACCOUNTING PRINCIPLES GENERALLY

ACCEPTED IN THE UNITED STATES

The consolidated financial statements of the Trust have been prepared in accordance with Canadian GAAP which, in most respects, conform to US GAAP. Significant differences between Canadian and US GAAP, as they apply to the Trust, are as follows:

Consolidated statements of earnings (loss)

(thousands of Canadian dollars, except for per Trust Unit amounts)

	Year Ended December 31
	2006	2005

Net earnings (loss)- Canadian GAAP, as reported	$ (18,850)	$ 61,870
US GAAP adjustments:
Derivative financial instruments (a)	51,005	(22,555)
Accretion expense on convertible debentures (c)	666	118
Accounting for share-based compensation (e)	(92)	-
Net earnings before change in accounting policy – US GAAP	$ 32,729	$ 39,433
Effect of change in accounting policy for share-based compensation (e)	(1,310)	-
Net earnings after change in accounting policy – US GAAP	$ 31,419	$ 39,433
Net earnings per Trust Unit before change in change in accounting policy – US GAAP
Basic	$ 0.39	$ 0.53
Diluted	$ 0.39	$ 0.52
Net earnings per Trust Unit before change in redemption value of Trust Units – US GAAP
Basic	$ 0.37	$ 0.53
Diluted	$ 0.37	$ 0.52
Net earnings (loss) per Trust Unit after change in redemption value of Trust Units – US GAAP (b)
Basic	$ 8.66	$ (8.97)
Diluted	$ 8.57	$ (8.97)

Consolidated balance sheets

(thousands of Canadian dollars)

	As at December 31, 2006		As at December 31, 2005
	Cdn GAAP	US GAAP	Cdn GAAP	US GAAP

Short-term financial instrument asset (a)	21,355	45,081	---	---
Short-term financial instrument liability (a)	---	---	---	(42,686)
Long-term financial instrument asset (a)	3,562	8,286	---	---
Share-based compensation liability (e)	---	(3,038)	---	---
Convertible debentures (c)	(157,391)	(155,715)	(64,888)	(62,991)
Other assets (c)	8,419	3,000	5,269	3,000
Temporary equity (b)	---	(950,676)	---	(1,645,760)
Unitholders’ capital (b)	(812,174)	---	(769,210)	---
Contributed Surplus (e)	(5,760)	---	(4,052)	(4,052)
Equity component of convertible debentures (c)	(4,527)	---	(490)	---
Accumulated comprehensive income (a) (f)	---	---	---	20,131
Deficit (a) (b) (c) (e)	619,748	726,294	379,109	1,278,096

a)  Derivative financial instruments

Under US GAAP, entities are required to account for derivative financial instruments in accordance with the Financial Accounting Standards Board (“FASB”) Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value.  Gains or losses, including unrealized amounts, on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with equal or lesser amounts of changes in the fair value of the hedge item.

For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in earnings.  Any portion of the change in the fair value of the derivatives that is not effective in hedging the changes in future cash flows is included in earnings each period.

In 2005, PET applied hedge accounting to its financial forward natural gas sales contracts. For US GAAP, the fair value of these contracts as December 31, 2005 of $20.5 million was recorded as a liability on PET’s balance sheet, with offsetting entries to net earnings for the ineffective portion of the hedges ($0.4 million) and to other comprehensive income for the effective portion of the hedges ($20.1 million). Effective January 1, 2006 PET discontinued the use of hedge accounting for these financial forward contracts and as such there is no accounting difference between Canadian GAAP and US GAAP in 2006.

Under US GAAP, the physical fixed-price forward natural gas sales contracts entered into by PET qualify as derivatives but have not been designated as hedges by the Trust. Accordingly, the gains and losses, including unrealized amounts, have been included in earnings (loss) as they arise.  The Trust had an unrealized gain on physical natural gas contracts of $28.4 million which was recorded as a financial instrument asset at December 31, 2006 (unrealized loss of $22.2 at December 31, 2005).  The earnings amount for 2006 includes the reversal of the unrealized loss as at December 31, 2005.  Under Canadian GAAP, physical fixed-price forward natural gas sales contracts are not considered derivative instruments.

b)  Unitholders’ equity

Unitholders’ equity consists primarily of Trust Units. The Trust Units are redeemable at any time on demand by the holders, which is required for PET to retain its Canadian mutual trust fund status. The holders are entitled to receive a price per Trust Unit equal to the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the closing market price of the Trust Units on the redemption date.

Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust Units. Changes in the redemption value from year to year are charged to accumulated earnings and reduce earnings available to Unitholders for purposes of determining earnings per Unit. All components of Unitholders’ equity related to Trust Units are eliminated. For the year ended December 31, 2006 temporary equity decreased by $695.1 million corresponding to the decrease in the redemption value of the Trust Units for the respective period.  For the year ended December 31, 2005, temporary equity increased by $712.1 million corresponding to the increase in the redemption value of the Trust Units for the respective period.

c)

Convertible Debentures

The Trust’s outstanding convertible debentures are “conventional” convertible debentures for US GAAP purposes and are therefore classified entirely as debt on the Trust’s balance sheet.  As a result, the Trust has reclassified $4.5 million ($0.5 million in 2005) related to the equity component of convertible debentures under Canadian GAAP to the convertible debentures liability for US GAAP.  In addition, $0.7 million ($0.1 million in 2005) in accretion expense related to the equity component of convertible debentures for Canadian GAAP has been reversed for US GAAP.  Under US GAAP fees related to the issuance of convertible debentures are netted against the corresponding debt instrument.  This resulted in a reclassification from other assets in the amount of $5.4 million ($2.3 million in 2005).

d)

Investment

The fair value of the Trust’s investment in Sebring Energy Inc. is not readily determinable and consequently is not marked to market and does not give rise to a difference between Canadian GAAP and US GAAP.

e)

Accounting for Share-based compensation

In accordance with FASB Statement No. 123R “Share-Based Payments”, rights granted under the Trust’s Unit Incentive Plan and Bonus Rights Plan (“Incentive Rights”) are considered liability awards whereas under Canadian GAAP they are currently being accounted for as equity awards. Under Canadian GAAP, Incentive Rights are fair valued at grant date and recognized in earnings over the expected life of the Incentive Right.  For US GAAP, outstanding Incentive Rights were measured at fair value on January 1, 2006 and recorded as a liability on the Trust’s balance sheet, with an offsetting charge to net earnings. The liability was reduced for exercises of Incentive Rights during the year. The liability for outstanding Incentive Rights was re-valued again on December 31, 2006 and will be re-valued at each balance sheet date, with the differences in fair value in each period being charged to earnings.  Contributed surplus amounts recorded in respect of Incentive Rights under Canadian GAAP has also been eliminated under US GAAP.  In accordance with US GAAP an Incentive Right forfeiture rate of 12.5% is factored into share-based compensation expense, whereas for Canadian GAAP forfeitures are accounted for in the period in which they occur.

f)

Other Comprehensive Income

Other comprehensive income as at December 31, 2006 and 2005 is as follows:

(thousands of Canadian dollars)	December 31, 2006	December 31, 2005
Net earnings – US GAAP	$ 31,419	$ 39,433
Changes in accumulated other comprehensive income for unrealized change in fair value of financial instruments (see note (a))	20,131	(20,131)
Other comprehensive income	$ 51,550	$ 19,302

g)

Recent U.S. Accounting Pronouncements

In July 2006, FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" which is effective for fiscal years beginning after December 15, 2006. This Interpretation provides guidance for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Adopting the provisions under FIN 48, as of January 1, 2007 is not expected to have a material impact on the consolidated financial statements of the Trust.

In September 2006, FASB issued SFAS 157, “Fair Value Measurements” and in February 2007, FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Liabilities”.  The standards, effective January 1,

2008, establish a recognized framework for measuring fair value, and expand disclosures relating to fair value inputs.  No new fair value measurements are required.  These Statements are generally to be applied prospectively. The Trust is currently assessing the impact of these statements on its consolidated financial statements.

In September 2006, FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)", which is effective for fiscal years ending after December 15, 2006. This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. The plan assets and benefit obligations will be measured as of the balance sheet date.  The Trust does not have a pension plan for its employees, as such this statement will not have an impact on the Trust’s consolidated financial statements.